UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 1 ☒

ABERDEEN FUNDS
(Exact Name of Registrant as Specified in Charter)

1900 Market Street, Suite 200

Philadelphia, Pennsylvania 19103
(Address of Principal Executive Offices) (Zip Code)

(866) 667-9231
(Registrant’s Area Code and Telephone Number)

Lucia Sitar, Esq.

c/o Aberdeen Standard Investments Inc.

1900 Market Street, Suite 200

Philadelphia, PA 19103

(Name and Address of Agent for Service)

With copies to:

Thomas C. Bogle, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006-1110

Approximate Date of Proposed Public Offering:

As soon as practicable after this Registration Statement becomes effective.

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

The purpose of this Post-Effective Amendment filing is to file the final and executed Agreement and Plan of Reorganization and the opinion of counsel regarding tax consequences of the proposed reorganization of the Aberdeen Total Return Bond Fund with and into the Aberdeen Global Absolute Return Strategies Fund.

The Registrant hereby incorporates by reference the Proxy Statement/Prospectus and Statement of Additional Information filed as Parts A and B, respectively, in Pre-Effective Amendment Number 1 (Accession Number 0001104659-21-095517) to Registrant’s Form N-14 (File No. 333-256250) that was declared effective with the SEC under the Securities Act of 1933, as amended (the “1933 Act”) on July 26, 2021.

PART C: OTHER INFORMATION

Item 15. Indemnification

(a)         Article VII, Section 2 of the Registrant’s Agreement and Declaration of Trust (“Trust Declaration”) provides that the Registrant (the “Trust”), out of the Trust Property, shall indemnify and hold harmless each and every officer and trustee from and against any and all claims and demands whatsoever arising out of or related to such officer’s or trustee’s performance of his or her duties as an officer or trustee of the Trust. This limitation on liability applies to events occurring at the time a person serves as a trustee or officer of the Trust whether or not such person is a trustee or officer at the time of any proceeding in which liability is asserted. Nothing in the Trust Declaration shall indemnify, hold harmless or protect any officer or trustee from or against any liability to the Trust or any shareholder to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office (such conduct referred to herein as “Disqualifying Conduct”).

For the purpose of this indemnification and limitation of liability, “Agent” means any person who is or was a trustee, officer, employee or other agent of the Trust or is or was serving at the request of the Trust as a trustee, director, officer, employee or other agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise; “Proceeding” means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative. To the fullest extent that limitations on the liability of Agents are permitted by the Delaware Statutory Trust Act, as amended, and other applicable law, the Agents shall not be responsible or liable in any event for any act or omission of any other Agent of the Trust or any investment adviser or principal underwriter of the Trust. No amendment or repeal of Article VII of the Trust Declaration regarding indemnification shall adversely affect any right or protection of an Agent that exists at the time of such amendment or repeal.

(b)         The Registrant’s Trust Declaration provides that to the fullest extent permitted by applicable law, the officers and Trustees shall be entitled and have the authority to purchase with Trust Property, insurance for liability and for all expenses reasonably incurred or paid or expected to be paid by a Trustee or officer in connection with any claim, action, suit or proceeding in which such Person becomes involved by virtue of such Person’s capacity or former capacity with the Trust, whether or not the Trust would have the power to indemnify such Person against such liability under the provisions of Article VII of the Trust Declaration.

(c)          In addition, indemnification against certain liabilities of the Registrant’s trustees and officers and the Registrant’s sub-advisers, administrator, principal underwriter and custodian are provided in: (1) Section 7(b) of each Investment Advisory Agreement between the Registrant and Aberdeen Standard Investments Inc. (formerly, Aberdeen Asset Management, Inc.) (“ASI”); (2) Section 10 of the Sub-Advisory Agreements among the Registrant, ASI and each of the following sub-advisers: (a) Aberdeen Standard Investments (Asia) Limited (formerly known as Aberdeen Asset Management Asia Limited) and (b) Aberdeen Asset Managers Limited; (3) Section 9(a) and (b) of the Underwriting Agreement between the Registrant and Aberdeen Fund Distributors, LLC; (4) Section 8 of the Transfer Agency and Service Agreement between the Registrant and Boston Financial Data Services, Inc.; and (5) Section 17 of the Amended and Restated Master Custodian Agreement between the Registrant and State Street Bank and Trust Company. Generally, such indemnification does not apply to any liabilities by reason of willful misfeasance, bad faith or gross negligence and reckless disregard of duties. These Agreements are incorporated herein by reference to Item 16.

(d)         Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, officers and controlling persons of the Trust pursuant to the foregoing provisions, or otherwise, the Trust has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Trust will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

1.              (a)         Amended and Restated Agreement and Declaration of Trust of Registrant is incorporated by reference to   Exhibit EX-99.a.1. of Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A as filed on March 13, 2008 (Accession Number 0001104659-08-017390).

(i)             Amendment No. 1 to the Amended and Restated Agreement and Declaration of Trust of Registrant is incorporated by reference to Exhibit EX-99.a.1.a of Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A as filed on June 23, 2008 (Accession Number 0001193125-08-138324) (“Post-Effective Amendment No. 2”).

(ii)          Certificate of Establishment and Designation of Additional Series and Share Classes of Aberdeen Funds establishing the Aberdeen Global Fixed Income Fund, Aberdeen Global Small Cap Fund, Aberdeen International Focus Fund, Aberdeen International Focus Portfolio and Aberdeen Asia Bond Fund is incorporated by reference to Exhibit EX-99.a.1.c of Post-Effective Amendment No. 11 to the Registrant’s Registration Statement on Form N-1A as filed on April 22, 2009 (Accession Number 0001104659-09-025445).

(iii)       Certificate of Establishment and Designation of Additional Series and Share Class of Aberdeen Funds establishing the Aberdeen Emerging Markets Institutional Fund is incorporated by reference to Exhibit EX-99.a.1.d of Post-Effective Amendment No. 14 to the Registrant’s Registration Statement on Form N-1A as filed on July 20, 2009 (Accession Number 0001104659-09-043743).

(iv)      Certificate of Establishment and Designation of Additional Series and Share Classes of Aberdeen Funds establishing the Aberdeen Asia-Pacific (ex-Japan) Equity Institutional Fund and Institutional Service Class for the Aberdeen International Equity Institutional Fund, Aberdeen Asia Bond Institutional Fund and Aberdeen Emerging Markets Institutional Fund is incorporated by reference to Exhibit EX-99.a.1.d of Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A as filed on October 28, 2009 (Accession Number 0001135428-09-000523).

(v)         Certificate of Establishment and Designation of Additional Series and Share Classes of Aberdeen Funds establishing the Aberdeen Emerging Markets Debt Local Currency Fund, Aberdeen Global High Yield Bond Fund and Aberdeen Ultra-Short Duration Bond Fund is incorporated by reference to Exhibit EX-99.a.1.f of Post-Effective Amendment No. 28 to the Registrant’s Registration Statement on Form N-1A as filed on October 4, 2010 (Accession Number 0001104659-10-051121) (“Post-Effective Amendment No. 28”).

(vii) Certificate of Establishment and Designation of Additional Series and Share Classes of Aberdeen Funds establishing the Aberdeen U.S. Equity I Fund and Aberdeen U.S. Equity II Fund is incorporated by reference to Exhibit EX-99.a.1.g of Post-Effective Amendment No. 39 to the Registrant’s Registration Statement on Form N-1A as filed on August 12, 2011 (Accession Number 0001104659-11-046544) (“Post-Effective Amendment No. 39”).

(viii) Certificate of Establishment and Designation of Additional Series and Share Classes of Aberdeen Funds establishing the Aberdeen U.S. High Yield Bond Fund is incorporated by reference to Exhibit EX-99.a.1.g of Post-Effective Amendment No. 43 to the Registrant’s Registration Statement on Form N-1A as filed on December 15, 2011 (Accession Number 0001104659-11-069674).

(ix)      Certificate of Establishment and Designation of Additional Series and Share Classes of Aberdeen Funds establishing the Aberdeen Emerging Markets Debt Fund is incorporated by reference to Exhibit EX-99.a.1.j of Post-Effective Amendment No.47 to the Registrant’s Registration Statement on Form N-1A as filed on June 15, 2012 (Accession Number 0001104659-12-043873) (“Post-Effective Amendment No. 47”).

(x)         Certificate of Establishment and Designation of Additional Series and Share Classes of Aberdeen Funds establishing the Aberdeen Alternative Strategies Fund and Aberdeen Alternative Strategies Fund II is incorporated by reference to Exhibit EX-99.a.1.k of Post-Effective Amendment No. 67 to the Registrant’s Registration Statement on Form N-1A as filed on October 15, 2015 (Accession Number 0001104659-15-070904).

(xi)      Certificate of Establishment and Designation of Additional Series and Share Classes of Aberdeen Funds establishing the Aberdeen U.S. Mid Cap Equity Fund is incorporated by reference to Exhibit EX-99.a.1.n of Post-Effective Amendment No. 72 to the Registrant’s Registration Statement on Form N-1A as filed on February 29, 2016 (Accession Number 0001104659-16-101125) (“Post-Effective Amendment No. 72”).

(xii) Certificate of Establishment and Designation of Additional Series and Share Classes of Aberdeen Funds establishing the Aberdeen Dynamic Dividend Fund, Aberdeen Global Infrastructure Fund, Aberdeen High Yield Managed Duration Municipal Fund, Aberdeen International Real Estate Equity Fund, Aberdeen Realty Income & Growth Fund, Aberdeen Income Builder Fund and Aberdeen Ultra Short Municipal Income Fund is incorporated by reference to Exhibit EX-99.a.1.l of Post-Effective Amendment No. 86 to the Registrant’s Registration Statement on Form N-1A as filed on March 7, 2018 (Accession Number 0001104659-18-015555).

(xiii) Certificate of Establishment and Designation of Additional Share Class of Aberdeen Funds establishing Class A1 shares of the Aberdeen Ultra Short Municipal Income Fund is incorporated by reference to Exhibit EX-99.a.1.m of Post-Effective Amendment No. 90 to the Registrant’s Registration Statement on Form N-1A as filed on February 28, 2019 (Accession No. 0001104659-19-011471) (“Post-Effective Amendment No. 90”).

(xiv) Certificate of Establishment and Designation of Additional Share Class of Aberdeen Funds establishing Class C shares of the Aberdeen Short Duration High Yield Municipal Fund is incorporated by reference to Exhibit EX-99.a.1.m of Post-Effective Amendment No. 101 to the Registrant’s Registration Statement on Form N-1A as filed on October 19, 2020 (Accession No. 0001104659-20-116041).

(b)         Certificate of Trust of Registrant, as filed with the Office of the Secretary of State of the State of Delaware on September 27, 2007, is incorporated by reference to the Registrant’s Registration Statement on Form N-1A as filed on October 12, 2007 (Accession Number 0001137439-07-000471).

2.              Amended and Restated By-Laws of Registrant are incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A as filed on January 18, 2008 (Accession Number 0001386893-08-000026).

3.              Not Applicable.

4.              Agreement and Plan of Reorganization is filed herewith.

5.              (a) See Article III, “Shares,” and Article V, “Shareholders’ Voting Powers and Meetings,” of Registrant’s Amended and Restated Agreement and Declaration of Trust.

(b) See Article II, “Meetings of Shareholders,” of Registrant’s Amended and Restated By-Laws.

6.              (a) Investment Advisory Agreement dated February 7, 2008 between Registrant and Aberdeen Standard Investments Inc. (formerly, Aberdeen Asset Management Inc.) (“ASI”) (the “2008 Advisory Agreement”) is incorporated by reference to Exhibit EX-99.d.1 of Post-Effective Amendment No. 2 filed on June 23, 2008.

(i)             Amendment and Amended Exhibit A to the 2008 Advisory Agreement between Registrant and ASI is incorporated by reference to Exhibit EX-99.d.1.a of Post-Effective Amendment No. 104 to the Registrant’s Registration Statement on Form N-1A as filed on February 26, 2021 (Accession Number 0001104659-21-029250) (“Post-Effective Amendment No. 104”).

(b)         Subadvisory Agreement between Registrant, ASI and Aberdeen Standard Investments (Asia) Limited (formerly, Aberdeen Asset Management Asia Limited) (“ASIAL”) is incorporated by reference to Exhibit EX-99.d.3 of Post-Effective Amendment No. 28 filed on October 4, 2010.

(i)             Form of Amended Exhibit A to the Subadvisory Agreement among Registrant, ASI and ASIAL is incorporated by reference to Exhibit EX-99.d.2.a of Post-Effective Amendment No. 104 filed on February 26, 2021.

(c)          Subadvisory Agreement between Registrant, ASI and Aberdeen Asset Managers Limited (“AAML”) is incorporated by reference to Exhibit EX-99.d.3 of Post-Effective Amendment No. 47 filed on June 15, 2012.

(i)             Form of Amended Exhibit A to the Subadvisory Agreement between Registrant, ASI and AAML is incorporated by reference to Exhibit EX-99.d.3.a of Post-Effective Amendment No. 104 filed on February 26, 2021.

(d)         Investment Advisory Agreement between Registrant and ASI with respect to the Aberdeen Dynamic Dividend Fund, Aberdeen Global Infrastructure Fund, Aberdeen High Yield Managed Duration Municipal Fund, Aberdeen International Real Estate Equity Fund, Aberdeen Realty Income & Growth Fund, Aberdeen Income Builder Fund and Aberdeen Ultra Short Municipal Income Fund (the “2018 Advisory Agreement”) is incorporated by reference to Exhibit EX-99.d.5 of Post-Effective Amendment No. 90 filed on February 28, 2019.

(i)             First Amendment and Amended Exhibit A to the 2018 Advisory Agreement between Registrant and ASI is incorporated by reference to Exhibit EX-99.d.5.a of Post-Effective Amendment No. 90 filed on February 28, 2019.

(ii)          Second Amendment and Amended Exhibit A to the 2018 Advisory Agreement between Registrant and ASI is incorporated by reference to Exhibit EX-99.d.5.b of Post-Effective Amendment No. 98 filed on February 28, 2020.

(e)          Subadvisory Agreement between Registrant, ASI and AAML with respect to the Aberdeen Dynamic Dividend Fund, Aberdeen Global Infrastructure Fund, Aberdeen International Real Estate Equity Fund and Aberdeen Realty Income & Growth Fund is incorporated by reference to Exhibit EX-99.d.6 of Post-Effective Amendment No. 90 filed on February 28, 2019.

7.              (a) Underwriting Agreement between Registrant and Aberdeen Fund Distributors, LLC is incorporated by reference to Exhibit EX-99.e.1 of Post-Effective Amendment No. 2 filed on June 23, 2008.

(i)             Amended and Restated Schedule A to the Underwriting Agreement between Registrant and Aberdeen Fund Distributors, LLC is incorporated by reference to Exhibit EX-99.e.1.a of Post-Effective Amendment No. 104 filed on February 26, 2021.

(b)         Form of Dealer Agreement is incorporated by reference to Exhibit EX-99.e.2 of Post-Effective Amendment No. 90 filed on February 28, 2019.

8.              Not Applicable.

9.              (a) Amended and Restated Master Custodian Agreement between Registrant and State Street Bank and Trust Company is incorporated by reference to Exhibit EX-99.g of Post-Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A as filed on July 12, 2010 (Accession Number 0001104659-10-037599) (“Post-Effective Amendment No. 26”).

(i)             Amendment dated March 5, 2014 to the Amended and Restated Master Custodian Agreement between Registrant and State Street Bank and Trust Company is incorporated by reference to Exhibit EX-99.g.1.a of Post-Effective Amendment No. 63 to the Registrant’s Registration Statement on Form N-1A as filed on February 27, 2015 (Accession Number 0001104659-15-015103) (“Post-Effective Amendment No. 63”).

(ii)          Form of Funds Letter and Form of Amended Appendix A to the Amended and Restated Master Custodian Agreement between Registrant and State Street Bank and Trust Company is incorporated by reference to Exhibit EX-99.g.1.b of Post-Effective Amendment No. 104 filed on February 26, 2021.

10.       (a) Amended Distribution Plan is incorporated by reference to Exhibit EX-99.m of Post-Effective Amendment No. 103 to the Registrant’s Registration Statement on Form N-1A as filed on December 18, 2020 (Accession Number 0001104659-20-137338).

(b)         Rule 18f-3 Plan is incorporated by reference to Exhibit EX-99.n of Post-Effective Amendment No. 104 filed on February 26, 2021.

11.       Opinion and Consent of Counsel for Aberdeen Global Absolute Return Strategies Fund that shares will be legally issued, fully paid and non-assessable is incorporated by reference to Exhibit EX-11 of Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-14 filed on July 26, 2021.

12.       Opinion of Dechert LLP with respect to tax matters is filed herewith.

13.       (a) Amended and Restated Fund Administration Agreement between Registrant and ASI dated March 6, 2018 is incorporated by reference to Exhibit EX-99.h.1 of Post-Effective Amendment No. 90 filed on February 28, 2019.

(i)             Amended Exhibit B to the Fund Administration Agreement between Registrant and ASI is incorporated by reference to Exhibit EX-99.h.1.a of Post-Effective Amendment No. 104 filed on February 26, 2021.

(b)         Transfer Agency and Service Agreement between Registrant and DST Asset Manager Solutions, Inc. (formerly, Boston Financial Data Services, Inc.) is incorporated by reference to Exhibit EX-99.h.2 of Post-Effective Amendment No. 39 filed on August 12, 2011.

(i)              Amendment dated September 18, 2014 to the Transfer Agency and Service Agreement between Registrant and DST Asset Manager Solutions, Inc. is incorporated by reference to Exhibit EX-99.h.2.a of Post-Effective Amendment No. 63 filed on February 27, 2015.

(ii)          Amendment dated February 3, 2015 to the Transfer Agency and Service Agreement between Registrant and DST Asset Manager Solutions, Inc. is incorporated by reference to Exhibit EX-99.h.2.b of Post-Effective Amendment No. 63 filed on February 27, 2015.

(iii) Amendment dated December 11, 2015 to the Transfer Agency and Service Agreement between Registrant and DST Asset Manager Solutions, Inc. is incorporated by reference to Exhibit EX-99.h.2.d of Post-Effective Amendment No. 72 filed on February 29, 2016.

(iv)      Amendment dated June 1, 2020 to the Transfer Agency and Service Agreement between Registrant and DST Asset Manager Solutions, Inc. is incorporated by reference to Exhibit EX-99.h.2.d of Post-Effective Amendment No. 100 to the Registrant’s Registration Statement on Form N-1A as filed on September 25, 2020 (Accession Number 0001104659-20-108872) (“Post-Effective Amendment No. 100”).

(v)         Form of Amended Schedule A to the Transfer Agency and Service Agreement between Registrant and DST Asset Manager Solutions, Inc. incorporated by reference to Exhibit EX-99.h.2.e of Post-Effective Amendment No. 104 filed on February 26, 2021.

(c)          Sub-Administration Agreement between ASI and State Street Bank and Trust Company is incorporated by reference to Exhibit EX-99.h.3 of Post-Effective Amendment No. 26 filed on July 12, 2010.

(i)             Funds Letter and Amended Schedule A to the Sub-Administration Agreement between ASI and State Street Bank and Trust Company for the addition of Aberdeen Dynamic Dividend Fund, Aberdeen Global Infrastructure Fund, Aberdeen High Yield Managed Duration Municipal Fund, Aberdeen International Real Estate Equity Fund, Aberdeen Realty Income & Growth Fund, Aberdeen Income Builder Fund and Aberdeen Ultra Short Municipal Income Fund is incorporated by reference to Exhibit EX-99.h.3.a of Post-Effective Amendment No. 90 filed on February 28, 2019.

(ii)          Amendment to Sub-Administration Agreement dated June 29, 2018 is incorporated by reference to Exhibit EX-99.h.3.b of Post-Effective Amendment No. 90 filed on February 28, 2019.

(iii) Amendment to the Sub-Administration Agreement dated August 24, 2018 is incorporated by reference to Exhibit EX-99.h.3.c of Post-Effective Amendment No. 90 filed on February 28, 2019.

(iv) Amendment to the Sub-Administration Agreement dated June 1, 2020 is incorporated by reference to Exhibit EX-99.h.3.d of Post-Effective Amendment No. 100 filed on September 25, 2020.

(v)         Form of Funds Letter and Form of Amended Schedule A to the Sub-Administration Agreement between ASI and State Street Bank and Trust Company is incorporated by reference to Exhibit EX-99.h.3.e of Post-Effective Amendment No. 104 filed on February 26, 2021.

(d)         Administrative Services Plan is incorporated by reference to Exhibit EX-99.h.4 of Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-1A as filed on February 6, 2009 (Accession Number 0001386893-09-000028).

(i)             Tenth Amendment and Amended Exhibit A to the Administrative Services Plan is incorporated by reference to Exhibit EX-99.h.4.a of Post-Effective Amendment No. 100 filed on September 25, 2020.

(e)          Form of Servicing Agreement is incorporated by reference to Exhibit EX-99.h.5 of Post-Effective Amendment No. 90 filed on February 28, 2019.

(f)           Amended and Restated Expense Limitation Agreement is incorporated by reference to Exhibit EX-99.h.6 of Post-Effective Amendment No. 77 to the Registrant’s Registration Statement on Form N-1A as filed on December 29, 2016 (Accession Number 0001104659-16-164234).

(i)             Amended Exhibit A to the Amended and Restated Expense Limitation Agreement is incorporated by reference to Exhibit EX-99.h.6.a of Post-Effective Amendment No. 104 filed on February 26, 2021.

14.       Consent of independent registered public accounting firm is incorporated by reference to Exhibit EX-14 of Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-14 filed on July 26, 2021.

15.       Not Applicable.

16.       (a) Power of Attorney with respect to Registrant for P. Gerald Malone, Warren C. Smith, Rahn K. Porter, Radhika Ajmera, Neville Miles and Steven N. Rappaport is incorporated by reference to Exhibit EX-16(a) of Registrant’s Registration Statement on Form N-14 as filed on May 18, 2021 (Accession Number 0001104659-21-068789).

(b) Power of Attorney with respect to Registrant for Stephen Bird is incorporated by reference to Exhibit EX-16(b) of Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-14 filed on July 26, 2021.

(c)          Certificate of Secretary is incorporated by reference to Exhibit EX-16(b) of Registrant’s Registration Statement on Form N-14 as filed on May 18, 2021 (Accession Number 0001104659-21-068789).

17.       (a) Form of Proxy Card is incorporated by reference to Exhibit EX-17(a) of Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-14 filed on July 26, 2021.

(b)         Code of Ethics of Registrant is incorporated by reference to Exhibit EX-99.p.1 of Post-Effective Amendment No. 100 filed on September 25, 2020.

(c)          Code of Ethics of ASI, AAML, ASIAL and Aberdeen Fund Distributors, LLC is incorporated by reference to Exhibit EX-99.p.2 of Post-Effective Amendment No. 90 filed on February 28, 2019.

Item 17. Undertakings

1. The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

2. The undersigned Registrant agrees that every prospectus that is filed under paragraph 1 above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

3. The undersigned Registrant agrees to file by post-effective amendment the opinion of counsel regarding tax consequences of the proposed reorganization required by Item 16(12) of Form N-14 within a reasonable time after receipt of such opinion.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, and the Commonwealth of Pennsylvania on the 14th day of October, 2021.

Aberdeen Funds
Registrant

By:	/s/ Bev Hendry
Bev Hendry
President of Aberdeen Funds

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the date indicated.

	Name	Title	Date

	/s/ Bev Hendry	President and Chief Executive Officer	October 14, 2021
Bev Hendry

	/s/ Andrea Melia	Treasurer, Chief Financial Officer And Principal Accounting Officer	October 14, 2021
Andrea Melia

	/s/ P. Gerald Malone(1)	Chairman of the Board	October 14, 2021
P. Gerald Malone

	/s/ Radhika Ajmera(1)	Trustee	October 14, 2021
Radhika Ajmera

	/s/ Warren C. Smith(1)	Trustee	October 14, 2021
Warren C. Smith

	/s/ Neville Miles(1)	Trustee	October 14, 2021
Neville Miles

	/s/ Rahn K. Porter(1)	Trustee	October 14, 2021
Rahn K. Porter

	/s/ Steven N. Rappaport(1)	Trustee	October 14, 2021
Steven N. Rappaport

	/s/ Stephen Bird(1)	Trustee	October 14, 2021
Stephen Bird

By:	/s/ Lucia Sitar
Lucia Sitar
Attorney In Fact

(1)         Pursuant to a power of attorney incorporated herein by reference.

Exhibit List

Exhibit Number	Exhibit
Ex-4	Agreement and Plan of Reorganization

Ex-12	Opinion of Dechert LLP with respect to tax matters